Reinhold Industries, Inc.
2005 Annual Report

The Board *of* Directors











MICHAEL T. FURRY
President and CEO

RALPH R. WHITNEY, JR.
Chairman of the Board

ANDREW MCNALLY, IV

GLENN SCOLNIK

THOMAS A. BRAND

RICHARD A. PLACE

RICHARD C. MORRISON

C. MILES SCHMIDT, JR.

MATTHEW C. HOOK

Selected Financial Data

		2005	2004	2003	2002	2001
Summary of operations *(in thousands) (Note 1)*						
Net sales	$	32,559	32,231	30,978	28,665	20,464
Gross profit	$	12,249	12,957	11,722	10,288	6,220
Operating income	$	4,281	5,621	5,529	4,985	1,906
Interest income, net	$	-	7	8	21	128
Income from continuing operations	$	3,077	2,361	3,414	2,921	2,207
Income (loss) from discontinued operations	$	30,256	(1,251)	2,310	1,231	(5,930)
Net income (loss)	$	33,333	1,110	5,724	4,152	(3,723)
Year-end position *(in thousands)*						
Cash and cash equivalents	$	8,965	4,015	6,172	3,037	4,105
Working capital	$	7,723	12,482	17,855	10,495	10,981
Net property and equipment	$	5,661	8,171	12,664	11,307	10,564
Total assets	$	29,450	39,446	43,790	36,610	33,029
Long-term debt	$	-	24,229	30	124	6,280
Long-term liabilities	$	10,119	6,591	7,297	5,872	4,178
Stockholders' equity (deficit)	$	7,482	(3,190)	29,066	19,802	15,077
Per share data *(Note 2)*						
Net income (loss):						
Basic - continuing operations	$	0.94	0.77	1.16	1.00	0.76
Diluted - continuing operations	$	0.94	0.75	1.09	0.99	0.76
Basic - discontinued operations	$	9.27	(0.41)	0.79	0.42	(2.03)
Diluted - discontinued operations	$	9.26	(0.41)	0.74	0.42	(2.03)
Basic	$	10.21	0.36	1.95	1.42	(1.27)
Diluted	$	10.20	0.35	1.83	1.41	(1.27)
Stockholders' equity (deficit)	$	2.29	(1.05)	9.91	6.77	5.16
Market price range *(Note 3)*:						
High	$	30.46	28.71	20.23	8.17	7.14
Low	$	15.70	15.46	7.52	4.30	4.27
Cash dividends declared	$	8.00	12.75	-	-	-
Other data *(in thousands except stockholder & employee data)* (Note 2)						
Orders on hand	$	11,549	20,452	15,077	24,424	19,494
Average shares outstanding - basic		3,265	3,048	2,932	2,926	2,923
Average shares outstanding - diluted		3,269	3,151	3,122	2,948	2,923
Average number of common stockholders		1,265	1,314	1,414	1,465	1,516
Average number of employees		130	130	136	134	129

Note 1: The summary of operations has been adjusted to reflect the sale of the Company's Samuel Bingham Enterprises, Inc. subsidiary in December 2004 and NP Aerospace Ltd. in November 2005.

Note 2: All share information presented has been adjusted for the Company's 10% stock dividends in 2003, 2002 and 2001.

Note 3: Market prices in 2005 have been adjusted for the Company's extraordinary dividend of $6.00 per share declared November 2005.

A Message *from the* President

In our Message last year we reported that 2004 was the most eventful year in the history of our company. Now, in describing our performance in 2005, I can report to you that the salutary effect of those events has been a significant boon to long-term shareholder values and has presaged an event of even greater moment for the stockholders of Reinhold.

On November 21, 2005, on the virtual eve of the strongest sales and earnings performance in our history, we sold our NP Aerospace subsidiary to The Carlyle Group. The price was £ 28.7 million British Pounds Sterling ($51 million U.S. Dollars).

The divestiture of any valuable asset, whether it be real property, or stocks, or bonds, or insurance, or precious metals, can be an ambivalent experience. There may be families to consider. If it is a company, there will be employees. There may be stockholders. There may be directors. There will be emotions. During any transaction, everyone and everything will age and change.

From the day of its acquisition in May of 1998, the management team of NP Aerospace happily accommodated itself to the philosophy and management structure of Reinhold. In that relationship, affinity has been a constant.

Perhaps it is the roots. They run deep. It was 1928 when F.E. and L.W. Reinhold founded Reinhold Engineered Plastics to make products of new, synthetic materials. Two years earlier, in 1926, thousands of miles away, the progenitor of NP Aerospace had already begun to make products from synthetic materials closely akin to those employed by Reinhold.



Whether by happenstance or destiny we do not know, but 70 plus years later, these two companies were drawn together by a common product, significantly strong, light weight, versatile, and inevitable: composite aircraft seatback structures. By more than that, however, they seemed drawn by some peculiar affinity. Indeed, they seemed to be meant for each other. So Reinhold proposed, and Courtaulds said yes, and Reinhold Industries, Inc. purchased NP Aerospace from Courtaulds Aerospace, Ltd. in Coventry, West Midlands, England in 1998.

It was the quality and variety of NP Aerospace's defense-oriented product lines that attracted The Carlyle Group. They divide their diverse holdings into 10 categories, and Aerospace/Defense is number one on that list. Their avowed goal is to expand NP Aerospace into a player in the worldwide marketplace.

NP Aerospace has been a valuable asset to Reinhold. Our management teams matured in their collaboration, from the design and production of a new hybrid seatback to the creation of NP Aerospace Jordan in 2004. That collaboration exemplifies the maturity to which NP Aerospace management has acceded.

In deciding to sell, your board was influenced by the affirmative response to this Reinhold criterion, which has long been a touchstone for our decision making: *is this transaction in the best interests of our shareholders?* Your board believes that it was, that the time was right, that its value was optimal, and that by any standard of measure, *this was a good deal.*

A good deal is one that benefits all parties: the Buyer, The Carlyle Group; the Seller, Reinhold Industries; and the Employees of NP Aerospace.

Of the $51 million realized from the sale, $25.8 million went to retire the loan that funded the special dividend of $11.75 per share in the fourth quarter of 2004; $19.5 million funded the special dividend of $6.00 per share on January 3, 2006; and $1.6 million funded the regular dividend of $0.50 per share paid in the fourth quarter of 2005.

Any taxes owing will be paid by borrowing from our existing credit line.

Anyone who acquired Reinhold stock before September of 2004 and retained it will have received the special dividend of $11.75 per share, another special dividend of $6.00 per share, and six quarterly dividends of $0.50 per share, a total of $20.75, and they will still own their stock.

Now, we part, not sorrowfully, and with no little pride, but gratified to know that both companies, Reinhold Industries, Inc. and NP Aerospace, have benefited greatly from our union. Because of it, we are much stronger than we were when joined seven years ago.

Today, our company is comprised of the nucleus created by the brothers Reinhold and three acquisitions: Reynolds and Taylor in 1992, CompositAir in 1994, and Edler Industries in 2001. All of these elements are a seamless part of one company now, fabricating from fibre-reinforced, thermosetting resin matrices three distinct lines of products serving three industrial markets: Aerospace/Defense, Aircraft Seating Products, and Commercial Sheet Molding Compounds and Molding. That is a powerful bond, symbolically and literally.



Net sales for Reinhold Industries for 2005 amounted to $32.6 million, just slightly ahead of 2004, and pre-tax earnings were $4.3 million, or 13% of sales. After-tax earnings from continuing operations were $3.1 million.

In our 2005 Statement of Operations, $30.3 million is identified as Income from discontinued operations. That, combined with $3.1 million after-tax earnings from continuing operations, accounts for $33.3 million in Net income for the year.

Income from our Santa Fe Springs Aerospace product line fell short of our record sales and earnings in 2004, but it was still an excellent year with pre-tax earnings of $6.3 million on sales of $22.8 million, or 28%.

Minuteman update. ATK Thiokol has informed us that they intend to enter a warm-line program that will provide for the re-furbishment of small quantities of motors per year after the current contract expires in 2008. The new contract is scheduled to run from 2009 through 2015, and Reinhold will produce the same parts that we now produce.

The Commercial Sheet Molding Compounds and Molding products line earned $0.3 million before taxes on sales of $3.5 million, or 9%. This product line has never failed to make a profit, and gross sales have risen at a consistent rate for the past eight years.

Sales and earnings for the Aircraft Seating Products line went into decline in 2001, hitting bottom in 2004 with sales of $4.7 million and a loss of



$0.8 million. Recovery was underway in 2005 but was too late to have much effect. Sales crept up to $6.2 million, and the loss declined to $0.7 million. However, we have won two major contracts that are now in production. One is for our largest customer, who needed a quick turn-around that we were able to meet, and the other is from a new customer whose business we had been soliciting for 18 years without success. In the past, this customer depended exclusively on aluminum seatbacks of their own manufacture. Now, in response to an industry-wide mandate by aircraft manufacturers for a 15% reduction in the weight of interiors for new aircraft models, they are switching to composite seatbacks.

We expect the move from aluminum to composites to affect more than seatbacks in the future. We are working with our principal customers on designs that utilize composites for seat pans, arms, legs, spreaders, frames, and beams as well. As recently as 2001, aluminum accounted for 70% and composites 30% of the worldwide seatback market. Those ratios will not change immediately, but when they do, they will change to our advantage.

For another beneficent year, we are grateful to our customers, our employees, and our suppliers.

Michael T. Furry

Michael T. Furry
President, CEO, and Director

Management's Discussion *and* Analysis *of* Financial Condition *and* Results *of* Operations

REINHOLD INDUSTRIES, INC. (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. The Company generates revenues from three operating segments: Aerospace, Seating Products and Commercial. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. Seating Products produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. Products are marketed by company sales personnel and sales representatives in the United States.

Our business, financial condition, results of operations and cash flows may be affected by known and unknown risks, uncertainties and other factors. Any of these risks, uncertainties and other factors could cause the Company's future financial results to differ materially from recent financial results or from currently anticipated future financial results. In addition to those noted elsewhere in this report, the Company is subject to the following risks and uncertainties:

Our markets are cyclical, leading to periodic declines in sales. The markets in which we sell our products are cyclical and have experienced periodic declines. Our sales are, therefore, unpredictable and tend to fluctuate based on a number of factors, including economic conditions and developments affecting the aerospace industry and the customers served. Although the market for our products sold for new commercial aircraft production currently appears to be experiencing a slight improvement, any downturn in commercial aircraft production could have a negative impact on our business, financial condition and operating results.

We are dependent on a limited number of customers, which makes us vulnerable to the continued relationship with and financial health of those customers. Because a substantial portion of our business has been as a supplier to government contractors, we depend on a limited number of customers with which we do significant amounts of business. Our future prospects will depend on the continued business of such customers and on our continued status as a qualified supplier to such customers. We cannot guarantee that our current significant customers will continue to buy products from us at current levels. The loss of a key customer could have a material adverse effect on us.

We compete with many companies that have greater financial, technical and operating resources than we do, and with whom we may not be able to compete successfully. We compete with many companies in the sale of ablative and structural composite products. The markets we serve are specialized and competitive. Several of our competitors have greater financial, technical and operating resources than we do. We cannot assure you that we will be able to continue to manufacture and sell our products profitably in competitive markets.

Our products and processes are subject to risks from changes in technology. Our products and processes are subject to risks of obsolescence as a result of changes in technology. To address this risk, we invest in product design and development, and in capital expenditures. We cannot guarantee that our product design and development efforts will be successful, or that the amounts of money required to be invested for product design and development and capital expenditures will not increase materially in the future.

Goodwill could be impaired in the future. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," we assess the fair value and recoverability of our long-lived assets, including goodwill. We make assessments whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from the asset's use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

In assessing the recoverability of our goodwill at December 31, 2005, we were required to make certain critical estimates and assumptions. These estimates and assumptions included that during the next several years we would make improvements in manufacturing efficiency, achieve reductions in operating costs, and obtain increases in sales and backlog. If any of these or other estimates and assumptions are not realized in the future, the Company may be required to record an impairment charge for the goodwill. The goodwill of the Company was $2,521,000 at December 31, 2005.

Significant consolidation in the aerospace industry could adversely affect our business and financial results. The aerospace industry is experiencing significant consolidation, including among our customers, competitors and suppliers. Consolidation among our customers may result in delays in the award of new contracts and losses of existing business. Consolidation among our competitors may result in larger competitors with greater resources and market share, which could adversely affect our ability to compete successfully. Consolidation among our suppliers may result in fewer sources of supply and increased cost to us.

Our manufacturing operations may be adversely affected by the availability and increases in prices of raw materials and components. The failure of our suppliers to deliver on a timely basis raw materials and components to us, and increases in the prices of raw materials, may adversely affect our results of operations and cash flows. The supply of rayon used to make carbon fiber cloth typically used in ablative composites is highly dependent upon the qualification of the rayon supplier by the United States Department of Defense. North American Rayon has ceased production of the rayon used in our ablative products. This could have an effect on the rayon supply in the coming years. Also, a European company has become the world's sole supplier of graphite and carbon used in our ablative applications. We cannot assure you that these developments will not have a significant impact on price or supply.

Product liability claims in excess of insurance could adversely affect our financial results and financial condition. We face potential liability for personal injury or death as a result of the failure of products designed or manufactured by us. Although we maintain product liability insurance, any material product liability not covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

Damage or destruction of our facilities caused by earthquake or other causes could adversely affect our financial results and financial condition. Although we maintain standard property casualty insurance covering our properties, we do not carry any earthquake insurance because of the cost of such insurance. Our main property is located in California, an area subject to frequent and sometimes severe earthquake activity. Even if covered by insurance, any significant damage or destruction of our facilities could result in the inability to meet customer delivery schedules and may result in the loss of customers and significant additional costs to us. As a result, any significant damage or destruction of our properties could have a material adverse effect on our business, financial condition or results of operations.

CRITICAL ACCOUNTING POLICIES The Company's consolidated financial statements and related public financial information are based on the application of U.S. generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowance for Doubtful Accounts The Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories The Company values its inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by the Company require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post-Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the Company assesses the fair value and recoverability of its long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, the Company makes assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of the Company's long-lived assets and goodwill is dependent upon the forecasted performance of its business and the overall economic environment. When the Company determines that the carrying value of our long-lived assets and goodwill may not be recoverable, it measures any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, the Company may have to record additional impairment charges not previously recognized.

Discontinued Operations During the three months ended September 30, 2004, management committed to a plan of action to sell its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc. The decision to sell was based on continuing losses from operations and a negative long-term outlook in the marketplaces this subsidiary serves. On September 30, 2004, management determined that the plan of sale criteria in FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had been met. Accordingly, the carrying value of its fixed assets was adjusted to fair value less costs to sell and goodwill was determined to be impaired in accordance with the criteria of FASB No 142. Fair value was determined based on the highest offer received from several potential strategic suitors. The resulting $5.7 million impairment charge was included in "Loss on discontinued operations" in the statement of operations.

On December 17, 2004, Samuel Bingham Enterprises, Inc. sold certain assets and transferred certain liabilities to Finzer Roller, L.L.C. for $3.1 million in cash, subject to post-closing adjustments. The assets sold included accounts receivable, inventories, prepaid expenses, equipment, real property, tangible personal property, intellectual and other intangible property. Liabilities transferred include accounts payable, accrued expenses and defined benefit pension plan obligations. The purchase price was reduced by $0.3 million during the first quarter 2005 to $2.8 million based on the final computation of closing date working capital. The purchase price adjustment has been reflected in the December 31, 2004 financial statements. In 2005, an additional $258,000 of costs associated with the disposal of Samuel Bingham Enterprises, Inc. were incurred. These costs were primarily related to adjustments of workers compensation reserves.

On November 21, 2005, the Company sold 100% of the capital stock of its wholly-owned subsidiary, NP Aerospace Ltd., to The Carlyle Group ("TCG") for $53.2 million, subject to a post-closing working capital adjustment. TCG required that NP Aerospace be cash free, free of all debt and delivered with a normal level of working capital. The purchase price was reduced by $2.3 million during the first quarter 2006 to $50.9 million based on the final computation of closing date working capital. The purchase price adjustment has been reflected in the December 31, 2005 financial statements.

The sales of Samuel Bingham Enterprises, Inc. and NP Aerospace Ltd. meet the criteria defined in FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as discontinued operations and are presented herein as such.

Operating results of the discontinued operations for the years ended December 31, 2005, 2004 and 2003 are summarized as follows (in thousands):

	2005	2004	2003
Net sales	$ 42,458	40,583	36,023
Income from operations	6,952	3,858	3,560
Impairment loss	-	(5,692)	-
Interest expense	(1,300)	-	-
Additional gain (loss) on sale	43,117	(465)	-
Tax benefit (expense)	(18,513)	1,048	(1,250)
Income (loss) on discontinued operations	$30,256	(1,251)	2,310

Income Taxes The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, the Company is required to translate the financial statements of NP Aerospace from the currency in which it keeps its accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace.

Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. Based on our assessment of the factors discussed above, the Company considers NP Aerospace's local currency to be the functional currency. Accordingly, the Company recorded foreign currency translation gains of approximately $1,021,000 and $346,000 that were included as part of "accumulated other comprehensive loss" within its balance sheet at December 31, 2004 and December 31, 2003, respectively. On November 21, 2005, the Company sold 100% of the capital stock of NP Aerospace Ltd., to The Carlyle Group ("TCG"). In conjunction with the sale, foreign currency transactions that were previously included as part of "accumulated other comprehensive loss" in the balance sheet were recognized in the income statement as a component of discontinued operations.

Accounting for Investment in Majority Owned Subsidiary In August 2004, NP Aerospace Ltd. ("NPA"), the Company's wholly-owned U.K. subsidiary, and King Abdullah II Design and Development Bureau ("KADDB"), a Jordanian company, entered into a joint venture agreement to establish a composites manufacturing facility in the country of Jordan. NP Aerospace Jordan WLL ("NPAJ"), a Jordanian limited liability company, was created as a result of the agreement. NPAJ is owned 51% by NPA and 49% by KADDB. In accordance with SFAS 94, "Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. This Statement requires consolidation of a majority-owned subsidiary even if it has "nonhomogeneous" operations, a large minority interest, or a foreign location. As of December 31, 2004, the financial statements of NPAJ were consolidated into the financial statements of NP Aerospace. On November 21, 2005, NPAJ was sold to TCG as a component of the NPA sale.

Property and Equipment The Company depreciates property and equipment principally on a straight-line basis over estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations. Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

2005 COMPARED WITH 2004 Backlog at December 31, 2005 was $11.5 million, down 44% from December 31, 2004, due primarily to a delay in the receipt of new orders for the Minuteman III Propulsion Replacement Program. In 2005, order input decreased by $14.0 million to $23.7 million due primarily to the delay of new orders for the Minuteman III Propulsion Replacement Program and the completion of a multi year order for composite structures related to the Space Shuttle program. Total net sales increased by 1% to $32.6 million from $32.2 million in 2004. Sales decreased by $1.4 million (6%) for the Aerospace business unit compared to 2004 due primarily to the completion of a multi year order for composite structures related to the Space Shuttle program. Sales for the Seating Products business unit increased by $1.5 million (32%) due to the addition of a new customer and improving economic conditions in the airline marketplace. Sales for the Commercial business unit increased by $0.3 million (8%) due primarily to higher selling prices for all products.

Gross profit margin decreased to 37.6% from 40.2% due primarily to unfavorable product mix. Gross profit margin from Aerospace decreased to 45.5% from 47.6% due primarily to the completion of higher margin business related to the Space Shuttle program in 2004. Gross profit margin from Seating Products increased to 14.4% from 10.3% due to higher sales and the resulting absorption of manufacturing overhead expenses. Gross profit margin from Commercial decreased to 27.9% from 28.8% due to unfavorable product mix .

In 2005, selling, general and administrative expenses were $8.0 million (24.3% of sales) compared with $7.3 million (22.8% of sales) in 2004. The increase is due to higher costs related to product development, employee recruiting, travel, marketing brochures and additional sales headcount.

In 2005, net interest income decreased to zero from $7 thousand due to outstanding indebtedness to LaSalle bank.

Income before income taxes was $4.3 million or 13.1% of sales in 2005 and $5.6 million or 17.4% of sales in 2004. Income before income taxes at the Aerospace business unit decreased to $6.3 million (27.6% of sales) in 2005 from $7.8 million (32.2% of sales) in 2004 due to lower sales and unfavorable product mix. A loss before income taxes for Seating Products of $0.7 million (-11.1% of sales) was realized in 2005 compared to a loss before income taxes of $0.8 million (-17.5% of sales) in 2004 due to higher sales. Income before income taxes for the Commercial business unit was flat at $0.3 million, 9.4% of sales in 2005 and 10.5% of sales in 2004.

A tax provision of $1.2 million was recorded in 2005 compared with a provision of $3.3 million in 2004 due to a lower effective tax rate. The effective tax rate in 2005 was 28.1% as compared to 58.0% in 2004 due to the utilization of foreign tax credits. At December 31, 2005, the Company utilized its entire net operating loss carryforward for Federal income tax purposes of approximately $35.4 million primarily to offset the gain associated with the sale of NP Aerospace. During 2004, the Company deducted a $10.6 million payment on its federal and state income tax returns associated with the settlement of bankruptcy related litigation between Bairnco and the Keene Creditors Trust. However, the federal and state tax benefit of this deduction approximating $4.2 million has not been included in the statement of operations and is accounted for on the balance sheet under the heading "Other long-term liabilities."

Future domestic taxable income totaling approximately $6.1 million must be generated in order to realize net deferred tax assets at December 31, 2005.

Net income from continuing operations totaled $3.1 million, or $0.94 per diluted share in 2005 compared with $2.4 million, or $0.75 per diluted share in 2004.

Liquidity and Capital Resources As of December 31, 2005, working capital was $7.7 million, down $4.8 million from December 31, 2004. Cash and cash equivalents of $9.0 million held at December 31, 2005 were $5.0 million higher than cash and cash equivalents held at December 31, 2004 due primarily to the proceeds received from the sale of NP Aerospace less dividends paid by the Company.

Net cash provided by operating activities amounted to $9.2 million in 2005 and $7.5 million in 2004. Excluding the cash flows from discontinued operations, net cash provided by operating activities amounted to $17.2 million in 2005 and $4.1 million in 2004. The increase over the prior period relates primarily to the realization of deferred tax benefits and accrued income taxes on the sale of NP Aerospace ($11.3 million) and the realization of tax benefits on accumulated other comprehensive loss items ($1.8 million). Cash flows used in discontinued operations in 2005 of $8.1 million consist primarily of the gain on sale of NP Aerospace ($43.1 million) offset by the accrued sales price adjustment ($2.3 million) and operating cash flows through November 21, 2005. Cash flows provided by discontinued operations in

2004 of $3.4 million were operating cash flows from Bingham and NP Aerospace ($2.9 million) and the loss on disposal of Bingham ($0.5 million).

Net cash provided by investing activities totaled $50.5 million in 2005 consisting of capital expenditures of $0.4 million offset by the cash provided by discontinued operations of $50.9 million, the write-off of loan fees of $0.6 million offset by capital expenditures of $0.6 million. Net cash provided by investing activities in 2004 totaled $1.4 million consisting of capital expenditures of $0.6 million offset by the cash flows provided by discontinued operations of $2.1 million. Cash flows provided by discontinued operations in 2004 consisted of the net proceeds received on the sale of Bingham of $3.1 million offset by loan fees associated with the LaSalle credit facility totaling $0.6 million and capital expenditures of $0.4 million.

Net cash used in financing activities in 2005 totaled $54.7 million, consisting of the proceeds from the exercise of employee stock options ($0.3 million), dividends paid to shareholders ($26.3 million) and cash flows used in discontinued operations of $28.7 million. The cash flows used in discontinued operations in 2005 of $28.7 million consisted of proceeds on long-term debt from LaSalle Bank ($0.6 million) and the subsequent payoff of the entire outstanding debt with LaSalle ($29.3 million). Net cash used in financing activities in 2004 totaled $11.1 million, consisting of the proceeds from exercise of employee stock options ($1.9 million), the payment of dividends to shareholders ($41.5 million) offset by cash flows provided by discontinued operations of $28.5 million. Cash flows provided by discontinued operations in 2004 of $28.5 million consisted of proceeds on long term debt from LaSalle Bank ($31.5 million) offset by the repayment of long term debt and capital leases ($3.0 million). The Company does not have any current significant commitments for capital expenditures at December 31, 2005.

The Company believes that its current working capital of $7.7 million, the available line of credit, and anticipated working capital to be generated by future operations will be sufficient to support the Company's working capital requirements through at least December 31, 2006. The Company does not have any material future commitments for capital expenditures, debt service or working capital requirements that would impair its liquidity on a long-term basis.

Contingent commercial commitments at December 31, 2005 are as follows (in thousands):

Description	Total amount	Amount Outstanding	Expiration date
Credit facility	$10,000	$600	12/08/2009

Contractual obligations The following is a summary of contractual obligations at December 31, 2005 (in thousands):

		Payments due by period			
Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$8,493	791	2,272	2,284	3,146
Purchase obligations	2,030	2,030	-	-	-
Pension plan obligation*	2,537	1,353	1,184	-	-
Total	$13,060	4,174	3,456	2,284	3,146

* = Cash contributions to the plan after 2008 are indeterminable.

2004 Compared with 2003 Backlog at December 31, 2004 was $20.5 million, up 36% from December 31, 2003, due primarily to the timing of new orders related to the Minuteman III Propulsion Replacement Program. In 2004, order input increased 77% to $37.8 million. Total net sales increased by 4% to $32.2 million from $31.0 million in 2003. Sales increased by $2.0 million (9%) for the Aerospace business unit compared to 2003 due primarily to increased shipments of composite structures related to the Space Shuttle program. Sales for the Seating Products business unit decreased by $0.5 million (11%) due to economic problems in the commercial airline industry. Sales for the Commercial business unit decreased by $0.2 million (6%) due primarily to decreased shipments of pool heater covers.

Gross profit margin increased to 40.2% from 37.8% due primarily to favorable product mix in the Aerospace business segment. Gross profit margin from Aerospace increased to 47.3%

from 44.8% due primarily to favorable product mix related to the Space Shuttle program. Gross profit margin from Seating Products decreased to 10.3% from 20.5% due to lower sales and the resulting underabsorption of fixed overhead costs. Gross profit margin from Commercial increased to 28.8% from 19.3% due to lower manufacturing overhead costs and higher labor efficiencies.

In 2004, selling, general and administrative expenses were $7.3 million (22.8% of sales) compared with $6.2 million (20.0% of sales) in 2003. The increase is due to higher pension related expenses,management incentive compensation costs, additional sales headcount, professional fees related to the potential sale of the Company and higher costs of public company compliance.

In 2004, net interest income was approximately unchanged from 2003 at $7 thousand.

Income before income taxes was $5.6 million or 17.4% of sales in 2004 and $5.5 million or 17.9% of sales in 2003. Income before income taxes at the Aerospace business unit increased to $7.8 million (32.2% of sales) in 2004 from $6.9 million (30.1% of sales) in 2003 due to higher sales and favorable product mix. A loss before income taxes for Seating Products of $0.8 million (-17.5% of sales) was realized in 2004 compared to a loss before income taxes of $0.3 million in 2003 (-5.5% of sales) due to lower sales, higher manufacturing overhead costs and higher selling and general and administrative expenses. Income before income taxes for the Commercial business unit increased to $0.3 million (10.5% of sales) from $0.1 million (2.0% of sales) due to higher average selling prices and lower overhead expenses.

A tax provision of $3.3 million was recorded in 2004 compared with a provision of $2.1 million in 2003 due to higher income before income taxes and a higher effective tax rate. The effective tax rate in 2004 was 58.0% as compared to 38.3% in 2003 due to additional federal income taxes recorded on repatriated U.K. earnings and the inability to utilize foreign tax credits. At December 31, 2004 and 2003, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $23.9 million and $20.6 million, respectively. The Company may utilize the federal net operating losses by carrying them forward to offset future federal taxable income, if any. Benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1.3 million in 2004 and $4.1 million in 2003.

Future domestic taxable income totaling approximately $15.2 million must be generated in order to realize net deferred tax assets at December 31, 2004.

Net income from continuing operations totaled $2.4 million, or $0.75 per diluted share in 2004 compared with $3.4 million, or $1.09 per diluted share in 2003.

Liquidity and Capital Resources As of December 31, 2004, working capital was $12.5 million, down $5.4 million from December 31, 2003. Cash and cash equivalents of $4.0 million held at December 31, 2004 were $2.2 million lower than cash and cash equivalents held at December 31, 2003 due primarily due to the increased dividends paid by the Company.

Net cash provided by operating activities amounted to $7.5 million in 2004 and $5.9 million in 2003. Excluding the cash flows from discontinued operations, net cash provided by operating activities amounted to $4.1 million in 2004 and $4.5 million in 2003. The decrease over the prior period relates primarily to lower net income offset by improved working capital management. Cash flows provided by discontinued operations in 2004 of $3.4 million were operating cash flows from Bingham and NP Aerospace ($2.9 million) and the loss on disposal of Bingham ($0.5 million). Cash flows provided by discontinued operations in 2003 of $1.3 million were operating cash flows from Bingham and NP Aerospace.

Net cash provided by investing activities in 2004 totaled $1.4 million consisting of capital expenditures of $0.6 million offset by the cash flows provided by discontinued operations of $2.1 million. Cash flows provided by discontinued operations in 2004 consisted of the net proceeds received on the sale of Bingham of $3.1 million offset by loan fees associated with the LaSalle credit facility totaling $0.6 million and capital expenditures of $0.4 million. Net cash used in investing activities in 2003 totaled $2.6

million consisting of capital expenditures of $1.9 million and cash flows used in discontinued operations of $0.7 million. Cash flows used in discontinued operations in 2003 consisted of the net proceeds received on sales of assets of $0.5 million offset by capital expenditures of $1.2 million.

Net cash used in financing activities in 2004 totaled $11.1 million, consisting of the proceeds from exercise of employee stock options ($1.9 million), the payment of dividends to shareholders ($41.5 million) offset by cash flows provided by discontinued operations of $28.5 million. Cash flows provided by discontinued operations in 2004 of $28.5 million consisted of proceeds on long term debt from LaSalle Bank ($31.5 million) offset by the repayment of long term debt and capital leases ($3.0 million). Net cash used in financing activities in 2003 totaled $0.1 million consisting primarily of cash flows used in discontinued operations. Cash flows used in discontinued operations in 2003 of $0.1 million consisted primarily of the repayment of debt. The Company does not have any current significant commitments for capital expenditures at December 31, 2004.

The Company believes that its current working capital of $12.5 million, the available line of credit, and anticipated working capital to be generated by future operations will be sufficient to support the Company's working capital requirements through at least December 31, 2005.

CHANGE IN CONTROL On May 21, 1999, pursuant to a Stock Purchase Agreement dated May 18, 1999, between Keene Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represented approximately 49.9% of the outstanding common stock of the Company.

The sale of shares to the Purchasers constitutes an "ownership shift" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 limits the utilization of net operating loss carryforwards upon certain accumulations of stock of corporate issuers. Additional purchases of shares by the Purchasers prior to May 22, 2002, or purchases of shares by other shareholders that result in those shareholders owning more than 5% of the outstanding Common Stock of the Company prior to May 22, 2002, may have resulted in significant limitations on the Company's ability to utilize its net operating loss carryforwards to offset its future income for federal income tax purposes.

Between May 21, 1999 and May 22, 2002, no additional purchases of shares were made by the Purchasers or by other shareholders that resulted in those shareholders owning more than 5% of the outstanding Common Stock of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS In December 2003, the FASB revised Statement No. 132 (FAS 132R), "Employers' Disclosure about Pensions and Other Postretirement Benefits." FAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions and net benefit cost. FAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, and the Company has included these disclosures in note 7 to its consolidated financial statements.

In November 2004, the FASB revised Statement No. 151 (FAS 151) "Inventory Costs, an amendment of ARB No. 43, Chapter 4." FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The impact to the Company has determined to be immaterial.

In December 2004, the FASB revised Statement No. 123 (FAS 123R), "Share-Based Payment." FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities (excluding small business issuers) in the first interim or annual reporting period beginning after June 15, 2005. The impact to the Company has determined to be immaterial.

LEGAL PROCEEDINGS On August 11, 2000, the Environmental Protection Agency ("EPA") notified the Company that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is not currently a party to any litigation concerning the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated condensed financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

FORWARD LOOKING STATEMENTS This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flow. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act.

Consolidated Statements of Operations

(Amounts in thousands, except for per share data)

YEARS ENDED DECEMBER 31,	2005	2004	2003
Net sales	$ 32,559	32,231	30,978
Cost of sales	20,310	19,274	19,256
Gross profit	12,249	12,957	11,722
Selling, general and administrative expenses	7,968	7,336	6,193
Operating income	4,281	5,621	5,529
Interest income, net	-	7	8
Income before income taxes	4,281	5,628	5,537
Income taxes	1,204	3,267	2,123
Income from continuing operations	3,077	2,361	3,414
Discontinued operations:			
Income from operation of discontinued segment	6,952	3,858	3,560
Impairment loss	-	(5,692)	-
Interest expense	(1,300)	-	-
Gain (loss) on disposition	43,117	(465)	-
Income tax benefit (expense)	(18,513)	1,048	(1,250)
Income (loss) on discontinued operations	30,256	(1,251)	2,310
Net income	$33,333	1,110	5,724
Earnings (loss) per share:			
Basic - continuing operations	$ 0.94	0.77	1.16
Diluted - continuing operations	$ 0.94	0.75	1.09
Basic - discontinued operations	$ 9.27	(0.41)	0.79
Diluted - discontinued operations	$ 9.26	(0.41)	0.74
Basic	$ 10.21	0.36	1.95
Diluted	$ 10.20	0.35	1.83
Weighted average common shares outstanding:			
Basic	3,265	3,048	2,932
Diluted	3,269	3,151	3,122
Dividends per common share	$ 8.00	12.75	-

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except share data)	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 8,965	4,015
Accounts receivable (net of allowance for doubtful accounts of $15 and $15, respectively)	4,322	8,758
Inventories	3,167	8,214
Prepaid pension	2,312	1,278
Deferred taxes	411	1,312
Other prepaid expenses and current assets	395	721
Total current assets	19,572	24,298
Property and equipment, at cost	14,803	18,079
Less accumulated depreciation and amortization	9,142	9,908
Net property and equipment	5,661	8,171
Goodwill	2,521	2,521
Deferred taxes	1,671	3,851
Other assets	25	605
	$ 29,450	39,446
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$1,890	4,030
Accrued expenses	2,417	3,091
Accrued income taxes	5,264	-
Accrued sales price adjustment	2,278	261
Current installments of long term debt	-	4,434
Total current liabilities	11,849	11,816
Long-term debt, less current installments	-	24,229
Long-term pension liability	5,797	5,879
Minority interest	-	409
Other long-term liabilities	4,322	303
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock - Authorized: 250,000 shares Issued and outstanding: None	-	-
Common stock, $0.01 par value:		
Authorized: 4,750,000 shares		
Issued and outstanding: 3,288,867 and 3,251,222, respectively	33	32
Additional paid-in capital	4,209	1,371
Retained earnings	6,998	-
Accumulated other comprehensive loss	(3,758)	(4,593)
Net stockholders' equity (deficit)	7,482	(3,190)
	$ 29,450	39,446

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)

YEARS ENDED DECEMBER 31,	2005	2004	2003
Cash flows from operating activities:			
Net income from continuing operations	$ 3,077	2,361	3,414
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,001	1,054	952
Additions to paid-in capital resulting from tax benefits	2,394	3,616	4,138
Reduction in accumulated other comprehensive loss resulting from tax benefits	1,774	-	-
Non-cash compensation	160	226	54
Changes in assets and liabilities:			
Accounts receivable, net	427	(1,651)	527
Inventories	(363)	215	(457)
Prepaid expenses and other current assets	(871)	556	(465)
Accounts payable	923	223	(1,046)
Accrued income taxes	5,264	-	-
Accrued expenses	362	174	(316)
Deferred tax assets	3,081	(2,923)	(2,240)
Other, net	(12)	239	(15)
Cash flows (used in) provided by discontinued operations	(8,054)	3,387	1,309
Net cash provided by operating activities	9,163	7,477	5,855
Cash flows from investing activities:			
Capital expenditures	(404)	(642)	(1,923)
Cash flows provided by (used in) discontinued operations	50,905	2,083	(680)
Net cash provided by (used in) investing activities	50,501	1,441	(2,603)
Cash flows from financing activities:			
Proceeds from exercise of stock options	284	1,918	33
Dividends paid	(26,335)	(41,524)	(9)
Cash flows (used in) provided by discontinued operations	(28,663)	28,531	(141)
Net cash used in financing activities	(54,714)	(11,075)	(117)
Net increase (decrease)in cash and cash equivalents	4,950	(2,157)	3,135
Cash and cash equivalents at beginning of year	4,015	6,172	3,037
Cash and cash equivalents at end of year	$ 8,965	4,015	6,172
Supplementary disclosures of cash flow information -			
Cash paid during the year for:			
Income taxes - continuing operations	$ 323	300	299
Income taxes - discontinued operations	$ 2,061	1,935	837
Interest - continuing operations	$ -	-	-
Interest - discontinued operations	$ 1,300	77	41

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income

(Amounts in thousands, except share data)	Preferred Shares	*Common stock* Class A Shares	*$0.01 par value* Amount
Balance, December 31, 2002	-	2,659,812	$27
Net income		-	-
10% stock dividend		265,418	2
Shares issued or reserved in conjunction with Director's Deferred Stock Plan		4,248	-
Stock options exercised		5,723	-
Additions to paid-in capital resulting from tax benefits		-	-
Increase in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2003	-	2,935,201	$29
Net income		-	-
Cash dividends paid and accrued		-	-
Shares issued or reserved in conjunction with Director's Deferred Stock Plan		4,635	-
Stock options exercised		311,386	3
Additions to paid-in capital resulting from tax benefits		-	-
Decrease in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment		-	-
Comprehensive income			
Balance, December 31, 2004	-	3,251,222	$32
Net income		-	-
Cash dividends paid and accrued		-	-
Shares issued or reserved in conjunction with Director's Deferred Stock Plan		2,808	-
Stock options exercised		34,837	1
Additions to paid-in capital resulting from tax benefits		-	-
Decrease in additional pension liability in excess of unrecognized prior service cost		-	-
Foreign currency translation adjustment/other		-	-
Comprehensive income			
Balance, December 31, 2005	-	3,288,867	$33

See accompanying notes to consolidated financial statements.

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Comprehensive Income (loss)	Net Stockholders' Equity (Deficit)
$21,213	$4,873	$(6,311)	-	$19,802
-	5,724	-	5,724	5,724
2,865	(2,876)	-	-	(9)
54	-	-	-	54
33	-	-	-	33
4,138	-	-	-	4,138
-	-	(1,403)	(1,403)	(1,403)
-	-	727	727	727
			5,048	
$28,303	$7,721	$(6,987)	-	$29,066
-	1,110	-	1,110	1,110
(32,692)	(8,831)	-	-	(41,523)
226	-	-	-	226
1,918	-	-	-	1,921
3,616	-	-	-	3,616
-	-	1,210	1,210	1,210
-	-	1,184	1,184	1,184
			3,504	
$1,371	-	$(4,593)	-	($3,190)
-	33,333	-	33,333	33,333
-	(26,335)	-	-	(26,335)
132	-	-	-	132
284	-	-	-	285
2,394	-	-	-	2,394
-	-	1,856	1,856	1,856
28	-	(1,021)	(1,021)	(993)
			34,168	
$ 4,209	$ 6,998	$(3,758)		$7,482

Notes to Consolidated Financial Statements

December 31, 2005

1 Organization

DESCRIPTION OF BUSINESS Reinhold Industries, Inc. (Reinhold or the Company) is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, and other commercial industries.

Chapter 11 Reorganization Reinhold was acquired by Keene Corporation (Keene) in 1984 and operated as a division of Keene until 1990, when Reinhold was incorporated in the state of Delaware as a wholly-owned subsidiary of Keene.

On December 3, 1993, Keene filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court (Bankruptcy Court). Keene's Chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits which named Keene as a party.

On July 31, 1996 (the Effective Date), Keene consummated its Plan of Reorganization under the Bankruptcy Code (the Plan) and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold.

On the Effective Date, Reinhold issued 1,998,956 shares of Common Stock, of which 1,020,000 of Class B Common Stock was issued to the Trustees of a Creditors' Trust (the Creditors' Trust) set up to administer Keene's asbestos claims. The remaining 978,956 shares of Class A Common Stock were issued to Keene's former stockholders as of record date, June 30, 1996. All of Keene's previous outstanding Common Stock was canceled.

The payments and distributions made to the Creditors' Trust pursuant to the terms and conditions of the Plan were made in complete satisfaction, release and discharge of all claims and demands against, liabilities of, liens on, obligations of and interest in Reinhold (Reorganized Company).

On May 21, 1999, pursuant to a Stock Purchase Agreement, dated May 18, 1999, between the Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company.

2 Summary of Significant Accounting Policies and Practices

CRITICAL ACCOUNTING POLICIES The Company's consolidated financial statements and related public financial information are based on the application of U.S. generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowance for Doubtful Accounts The Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, collection is reasonably assured and delivery of products has occurred or services have been rendered. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories The Company values its inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by the Company require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post-Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company assesses the fair value and recoverability of its long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, the Company makes assumptions and estimates regarding future cash flows and other factors to make its determination. The fair value of its long-lived assets and goodwill is dependent upon the forecasted performance of the business and the overall economic environment. When the Company determines that the carrying value of its long-lived assets and goodwill may not be recoverable, it measures any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, the Company may have to record additional impairment charges not previously recognized.

Discontinued Operations During the three months ended September 30, 2004, management committed to a plan of action to sell its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc. The decision to sell was based on continuing losses from operations and a negative long-term outlook in the marketplaces this subsidiary serves. On September 30, 2004, management determined that the plan of sale criteria in FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had been met. Accordingly, the carrying value of its fixed assets was adjusted to its fair value less costs to sell and goodwill was determined to be impaired in accordance with the criteria of FASB No 142. Fair value was determined based on the highest offer received from several potential strategic suitors. The resulting $5.7 million impairment charge was included in "Loss on discontinued operations" in the statement of operations.

On December 17, 2004, Samuel Bingham Enterprises, Inc. sold certain assets and transferred certain liabilities to Finzer Roller, L.L.C. for $3.1 million in cash, subject to post-closing adjustments. The assets sold included accounts receivable, inventories, prepaid expenses, equipment, real property, tangible personal property, intellectual and other intangible property. Liabilities transferred include accounts payable, accrued expenses and defined benefit pension plan obligations. The purchase price was reduced by $0.3 million during the first quarter 2005 to $2.8 million based on the final computation of closing date working capital. The purchase price adjustment has been reflected in the December 31, 2004 financial statements.

On November 21, 2005, the Company sold 100% of the capital stock of its wholly-owned subsidiary, NP Aerospace Ltd., to The Carlyle Group ("TCG") for $53.2 million, subject to a post-closing working capital adjustment. TCG required that NP Aerospace be cash free, free of all debt and delivered with a normal level of working capital. The purchase price was reduced by $2.3 million during the first quarter 2006 to $50.9 million based on the final computation of closing date working capital. The purchase price adjustment has been reflected in the December 31, 2005 financial statements.

The sales of Samuel Bingham Enterprises, Inc. and NP Aerospace Ltd. meet the criteria defined in FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as discontinued operations and are presented herein as such.

Assets held for sale included in the consolidated balance sheet as of December 31, 2005 and 2004 are as follows:

	December 31, 2005	December 31, 2004
Accounts receivable	$ -	4,009
Inventory	-	5,410
Prepaid expenses	-	163
Property, plant and equipment	-	1,913
Accounts payable	-	(3,063)
Accrued expenses	-	(1,297)
Other liabilities	-	(165)
Minority interest	-	(409)
Net assets held for sale	$ -	$6,561

Operating results of the discontinued operations for the years ended December 31, 2005, 2004 and 2003 are summarized as follows (in thousands):

	2005	2004	2003
Net sales	$ 42,458	40,583	36,023
Income from operations	6,952	3,858	3,560
Impairment loss	-	(5,692)	-
Interest expense	(1,300)	-	-
Additional gain (loss) on sale	43,117	(465)	-
Tax benefit (expense)	(18,513)	1,048	(1,250)
Income (loss) on discontinued operations	$30,256	(1,251)	2,310

Income Taxes The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Comapny regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, the Company is required to translate the financial statements of NP Aerospace from the currency in which it keeps its accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of the Company's net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, the Company considers NP Aerospace's local currency to be the functional currency. Accordingly, the Company recorded foreign currency translation gains of approximately $1,021,000 and $346,000 that were included as part of "accumulated other comprehensive loss" within its balance sheet at December 31, 2004 and December 31, 2003, respectively. On November 21, 2005, the Company sold 100% of the capital stock of NP Aerospace Ltd., to The Carlyle Group ("TCG"). In conjunction with the sale, foreign currency transactions that were previously included as part of "accumulated other comprehensive loss" in the balance sheet were recognized in the income statement as a component of discontinued operations.

Accounting for Investment in Majority Owned Subsidiary In August 2004, NP Aerospace Ltd. ("NPA"), the Company's wholly-owned U.K. subsidiary, and King Abdullah II Design and Development Bureau ("KADDB"), a Jordanian company, entered into a joint venture agreement to establish a composites manufacturing facility in the country of Jordan. NP Aerospace Jordan WLL ("NPAJ"), a Jordanian limited liability company, was created as a result of the agreement. NPAJ is owned 51% by NPA and 49% by KADDB. In accordance with SFAS 94, "Consolidation of All Majority-Owned Subsidiaries," the Company is required to consolidate all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. This Statement requires consolidation of a majority-owned subsidiary even if it has "nonhomogeneous" operations, a large minority interest, or a foreign location. As of December 31, 2004, the financial statements of NPAJ were consolidated into the financial statements of NP Aerospace. On November 21, 2005, NPAJ was sold to TCG as a component of the NPA sale.

Property and Equipment The Company depreciates property and equipment principally on a straight-line basis over estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations. Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Reinhold and its wholly-owned subsidiary, NP Aerospace. The financial statements of NP Aerospace include the accounts of NP Aerospace Jordan. The 49% interest in NP Aerospace Jordan that is not owned by NP Aerospace is reflected in the financial statements under the heading "Minority interest." All material intercompany accounts and transactions have been eliminated in consolidation. NP Aerospace was sold to The Carlyle Group on November 21, 2005.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows. Cash and cash equivalents consist of the following (in thousands):

	DECEMBER 31, 2005	DECEMBER 31, 2004
Cash in banks	$ 3,965	1,657
Money market funds	5,000	2,358
Total	$ 8,965	4,015

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non-recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered. The components of inventory are as follows (in thousands):

	DECEMBER 31, 2005	DECEMBER 31, 2004
Raw material	$ 2,087	1,583
Work-in-process	804	781
Finished goods	276	440
Assets held for sale	-	5,410
Total	$ 3,167	8,214

ACCOUNTING FOR GOVERNMENT CONTRACTS Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 2005 and 2004 were $2,192,000 and $3,384,000, respectively.

PROPERTY AND EQUIPMENT The Company depreciates property and equipment principally on a straight-line basis over estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

	USEFUL LIFE	DECEMBER 31, 2005	DECEMBER 31, 2004
Leasehold improvements	5-15 years	$ 4,271	4,179
Machinery and equipment	5-25 years	9,757	9,509
Furniture and fixtures	3-10 years	716	974
Construction in process	-	59	16
Assets held for sale		-	3,401
Property and equipment, at cost		14,803	18,079
Accumulated depreciation and amortization		9,142	8,420
Accumulated depreciation and amortization on assets held for sale		-	1,488
Net property and equipment		$ 5,661	8,171

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of earnings.

Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

GOODWILL Prior to January 1, 2002, costs in excess of fair value of net assets of acquired companies (goodwill) was amortized on a straight-line basis over 10 - 40 years. The gross amount of goodwill and related accumulated amortization amounted to $3,313,000 and $792,000 at both December 31, 2005 and 2004, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are no longer amortized but instead subject to impairment tests at least annually.

In accordance with SFAS No. 142, the Company performed the first part of the two-step goodwill impairment test. For each of the Company's reporting units for which goodwill was recorded, the Company determined that the fair value exceeded the carrying amount at December 31, 2005. As a result, the second step of the impairment test was not required.

INCOME TAXES The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As more fully described in note 3 of notes to consolidated financial statements, income tax benefits realized from temporary differences and operating loss carryforwards prior to the chapter 11 reorganization described above are recorded directly to additional paid-in capital.

EARNINGS PER COMMON SHARE The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Basic and diluted EPS reflect changes in the number of shares resulting from the Company's 10% stock dividends (see note 5).

The reconciliations of basic and diluted weighted average shares are as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Net income	$ 33,333	1,110	5,724
Weighted average shares used in basic computation	3,265	3,048	2,932
Dilutive stock options	4	103	190
Weighted average shares used for diluted calculation	3,269	3,151	3,122

ACCUMULATED OTHER COMPREHENSIVE LOSS Other comprehensive loss refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in other comprehensive loss but excluded from net income (loss) as those amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive loss is composed of changes in the additional pension liability in excess of unrecognized prior service cost and foreign currency translation adjustments. The accumulated balance of additional pension liability in excess of unrecognized prior service cost at December 31, 2005 and 2004 is $3,758,000 and $5,614,000, respectively. The accumulated balance of foreign currency translation gains at December 31, 2005 and 2004 is $0 and $1,021,000, respectively.

STOCK OPTION PLAN The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure-only alternative of SFAS No. 123 "Accounting For Stock-Based Compensation" (SFAS 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Translation and Disclosure."

The following table illustrates the effect on net income and earnings per share had compensation expense for the employee based plans been recorded based on the fair value method under SFAS 123 (in thousands, except per share data):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Net income as reported	$ 33,333	1,110	5,724
Deduct, Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(106)	(106)	(115)
Net income, as adjusted	$ 33,227	1,004	5,609
Earnings per share:			
Basic - as reported	10.21	0.36	1.95
Basic - as adjusted	10.18	0.33	1.91
Diluted - as reported	10.20	0.35	1.83
Diluted - as adjusted	10.16	0.32	1.80

Pension and Other Postretirement Plans In the United States, the Company has one defined benefit pension plan and a 401(k) retirement and profit sharing plan covering substantially all of its employees. The Reinhold Industries, Inc. Retirement Plan benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of these programs is being funded currently. On December 31, 2004, the Reinhold Industries, Inc. Retirement Plan was frozen. No additional years of service or future salary increases will accrue to active employees in determining plan benefits. There will be no change in benefit levels to terminated vested and retired employees.

On January 1, 2002, the Company established the Reinhold Industries, Inc. 401(k) Plan covering all Reinhold employees in the United States who have completed six months of service and attained 21 years of age. Employees may make contributions to the Plan up to the maximum limitations prescribed by the Internal Revenue Service. The Company may, at its sole discretion, contribute and allocate to each eligible participant, a percentage of the participant's elective deferral. Matching contributions, if any, shall be determined as of the end of the Plan year. On January 1, 2005, the Company decided that it would match 50% of the participant's elective deferral in 2005 up to a maximum of 3%. The matching contribution vests to the employee immediately. Costs of the matching contribution in 2005 were approximately $132,000.

Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of The Company accounts for long-lived assets and certain intangibles including goodwill at amortized cost. Goodwill is tested for impairment in accordance with SFAS 142 and all other long-lived assets are tested for impairment in accordance with SFAS 144. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets, if facts and circumstances suggest that they may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses and current installments of long-term debt. The long-term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

FOREIGN CURRENCY The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. The functional currency of NP Aerospace Jordan is the Jordanian Dinar. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statements of earnings are translated at the average exchange rate in effect for the years. On November 21, 2005, the Company sold 100% of the capital stock of NP Aerospace Ltd., to The Carlyle Group ("TCG"). In conjunction with the sale, foreign currency transactions that were previously included as part of "accumulated other comprehensive loss" in the balance sheet were recognized in the income statement as a component of discontinued operations.

RECLASSIFICATIONS Certain amounts in the prior year's consolidated financial statements have been reclassified to conform with the current year presentation.

SHIPPING AND HANDLING COSTS Shipping and handling costs are included in cost of sales.

RESEARCH AND DEVELOPMENT Research and development expenditures were approximately $278,000, $230,000 and $196,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

LABOR SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS As of December 31, 2005, the Company did not employ any labor subject to collective bargaining agreements. Reinhold believes its workforce to be relatively stable and considers its employee relations to be excellent.

RAW MATERIALS AND PURCHASED COMPONENTS The principal raw materials for composite fabrication include pre-impregnated fiber cloth (made of carbon, graphite, aramid or fiberglass fibers which have been heat-treated), molding compounds, resins (phenolic and epoxy), hardware, adhesives and solvents. No significant supply problems have been encountered in recent years. Reinhold uses PAN (polyacrylonitrile) and rayon in the manufacture of composites. However, the supply of rayon used to make carbon fiber cloth typically used in ablative composites is highly dependent upon the qualification of the rayon supplier by the United States Department of Defense. A major supplier has ceased production of the rayon used in Reinhold's ablative products. This could have an effect on the rayon supply in the coming years. Also, a European company has become the world's sole supplier of graphite and carbon, which is used in Reinhold's ablative applications. At this time, Reinhold cannot determine if there will be any significant impact on price or supply.

RECENT ACCOUNTING PRONOUNCEMENTS In December 2003, the FASB revised SFAS No. 132 (SFAS 132R), "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS 132R expands employers' disclosure requirements for pension and postretirement benefits to enhance information about plan assets, obligations, benefit payments, contributions and net benefit cost. SFAS 132R does not change the accounting requirements for pensions and other postretirement benefits. This statement is effective for fiscal years ending after December 15, 2003, and the Company has included these disclosures in note 7 to its consolidated financial statements.

In November 2004, the FASB revised SFAS No. 151 (SFAS 151) "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The impact to the Company has determined to be immaterial.

In December 2004, the FASB revised SFAS No. 123 (SFAS 123R), "Share-Based Payment." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities (excluding small business issuers) in the first interim or annual reporting period beginning after June 15, 2005. The impact to the Company has determined to be immaterial.

3 Income Taxes

The income tax expense consists of the following (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Current:			
Federal	$ 11,631	3,556	3,796
State	2,635	189	628
Foreign	2,369	1,397	1,189
Total current	$ 16,635	5,142	5,613
Deferred:			
Federal	$ 3,141	(2,617)	(2,240)
State	(59)	(306)	-
Total deferred	$ 3,082	(2,923)	(2,240)
Total income tax expense	$ 19,717	2,219	3,373

The income tax expense (benefit) applicable to continuing operations and discontinued operations is as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Provision (benefit) for income taxes from continuing operations:			
Current	$ 1,735	3,596	4,363
Deferred	(531)	(329)	(2,240)
Total provision for income taxes from continuing operations	1,204	3,267	2,123
Provision (benefit) for income taxes from discontinued operations:			
Current	14,900	1,546	1,250
Deferred	3,613	(2,594)	-
Total provision (benefit) for income taxes from discontinued operations	18,513	(1,048)	1,250
Total income tax expense	$ 19,717	2,219	3,373

A reconciliation of the U.S. statutory federal income tax expense to income tax expense on income from continuing operations is as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Taxes at statutory Federal rate	$ 1,499	1,914	1,883
State taxes, net of Federal tax benefit	184	323	233
State deferred tax benefit related to state rate change, net of Federal tax benefit	(117)	-	-
Federal deferred tax benefit related to rate change	(304)	-	-
Rate difference on foreign income	14	22	33
Foreign dividends	5,920	1,023	-
Foreign tax credits	(5,959)	-	-
Non-deductible expenses	104	40	19
Change in valuation allowance	(127)	(118)	-
Other	(10)	63	(45)
Total provision for income taxes from continuing operations	$ 1,204	3,267	2,123

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	DECEMBER 31, 2005	DECEMBER 31, 2004
Deferred tax assets:		
Net operating loss carryforwards	$ -	8,123
Tax credits	-	898
State taxes	893	1
Underfunded pension obligation	2,309	2,263
Other reserves	606	329
Total gross deferred tax assets	3,808	11,614
Less valuation allowance	-	(4,229)
Net deferred tax assets	3,808	7,385
Deferred tax liabilities:		
Pension	(921)	(492)
US income tax on foreign earnings	-	(746)
Goodwill	(252)	(171)
Fixed assets	(553)	(599)
Other	-	(214)
Total gross deferred tax liabilities	(1,726)	(2,222)
Net deferred tax assets	$ 2,082	5,163

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize all of these deductible temporary differences recorded at December 31, 2005. Furthermore, the Company was able to utilize all its net operating loss carryforwards and tax credits primarily related to the gain on the sale of NP Aerospace Ltd. As a result, the Company released its entire valuation allowance of $4.2 million in 2005. The release of the valuation allowance was accounted for as follows: $2.3 million was accounted for as an increase in additional paid-in capital related to both the benefit of pre-reorganization net operating loss and credit carryforwards ($1.6 million) and exercise of employee stock option deductions ($0.7 million), $1.8 million reduced accumulated other comprehensive loss and $0.1 million was accounted for as a reduction of income tax expense.

In 2005, the Company also recorded $0.1 million of tax benefit related to the exercise of employee stock options.

At December 31, 2005, the Company utilized its entire net operating loss carryforward for Federal income tax purposes of approximately $35.4 million primarily to offset the gain associated with the sale of NP Aerospace. Benefits realized from these net operating loss and credit carryforwards and deductible temporary differences arising prior to the reorganization have been recorded to additional paid-in capital. Such benefits amounted to $1.6 million in 2005 and $3.5 million in 2004. In filing its 2004 federal and state income tax returns, the Company deducted a $10.6 million payment associated with the settlement of bankruptcy related litigation between Bairnco and the Keene Creditors Trust. However, the federal and state tax benefit of this deduction approximating $4.2 million has not been included in the statement of operations and is accounted for on the balance sheet under the heading "Other long-term liabilities." Furthermore, since the deduction related to the period prior to the reorganization, when ultimately realized, the benefit will be recorded to additional paid-in capital.

United States and foreign earnings (losses) from continuing operations before income taxes are as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
United States	$ 4,563	6,175	6,366
Foreign	(282)	(547)	(829)
Total current	$ 4,281	5,628	5,537

Foreign losses for all years represent intercompany fees charged to NP Aerospace that have been allocated back to continuing operations.

4 Long Term Debt

On March 20, 2002, the Company entered into a revolving credit facility with LaSalle Bank National Association ("LaSalle"). On December 7, 2004, the Company amended the existing credit facility with LaSalle. The credit facility consisted of a five-year term loan in the amount of $24,500,000 and a revolving credit facility of up to $12,000,000. Prior to December 31, 2004, the Company received $31,500,000 from LaSalle against this credit facility. The proceeds from the credit facility and additional cash on hand were used to pay the special cash dividend of $11.75 per share on December 28, 2004 totaling approximately $38,200,000. On November 21, 2005, in conjunction with the proceeds received from the sale of NP Aerospace, the entire outstanding balance with LaSalle approximating $25,757,000 was repaid.

On November 18, 2005, the Company further amended the credit facility. The current credit facility consists of a 45 month term commitment in the amount of $5,500,000 and a revolving credit facility of up to $4,500,000 and is secured by all of the Company's financial assets. The term loan is payable in equal monthly principal installments of $122,500 plus accrued interest. Interest is at a rate which approximates LIBOR plus 2.5%. Borrowings against the revolving credit facility are not due until 2009, but are voluntarily repayable at any time. Accrued interest on the revolving credit facility is payable monthly and is at a rate which approximates LIBOR plus 2.5%. A monthly fee of 0.5% of the unused revolving credit facility is also payable. Borrowings under the revolving credit facility are limited to the lower of $4,500,000 or a baseline amount ("borrowing base") which is computed monthly and includes qualifying accounts receivable and inventories. If outstanding borrowings under the revolving credit facility exceed the borrowing base, then a mandatory repayment of the difference would be required. The borrowing base at December 31, 2005 was approximately $4.5 million. Letters of credit are included in the revolving credit facility and are subject to a fee of 2.5% of the face amount. Outstanding letters of credit at December 31, 2005 were $600,000. The amount available under the revolving credit facility at December 31, 2005 was approximately $3.9 million.

The outstanding balance with LaSalle was zero at December 31, 2005.

The credit facility is subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability, total outstanding debt, and limits on cash dividends. The Company was in compliance with all covenants as of December 31, 2005.

5 Stockholders' Equity

On May 1, 2002, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on May 31, 2002, where an additional 240,933 shares were issued on June 21, 2002.

On April 30, 2003, the Board of Directors approved the distribution of a 10% stock dividend to shareholders of record as of May 16, 2003. As a result, an additional 265,418 shares were issued on May 29, 2003. All common stock information and earnings per share computations for all periods presented have been adjusted for the stock dividend. The number of stock options outstanding and the exercise price were also adjusted for the impact of the 10% stock dividend.

The following is a schedule of cash dividends declared and paid in 2005 and 2004 (in thousands, except per share data):

2005

Declaration Date	Record Date	Payment Date	Amount per Share	Total Dividend
February 25	March 10	March 24	$0.50	$1,630
May 5	May 24	June 10	$0.50	1,631
August 11	August 26	September 16	$0.50	1,631
November 14	December 2	December 16	$0.50	1,650
November 21	December 16	January 3, 2006	$6.00	19,793
TOTALS			$8.00	$26,335

2004				
Declaration Date	Record Date	Payment Date	Amount per Share	Total Dividend
August 12	September 1	September 15	$0.50	$1,596
October 28	November 12	November 24	$0.50	1,625
December 8	December 17	December 28	$11.75	38,302
TOTALS			$12.75	$41,523

6 Stock Options

STOCK INCENTIVE PLAN On July 31, 1996, the Company established the Reinhold Stock Incentive Plan for key employees. The Reinhold Stock Incentive Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan may not exceed 10,000. The shares to be delivered under the Reinhold Stock Incentive Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose. The Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such options vest more rapidly than 33 1/3 % annually. The options expire no later than ten years from the date of grant. During 2005, the Board of Directors approved the acceleration of 3,667 outstanding options. Compensation expense recorded on the accelerated options totalled approximately $28,000.

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of the Agreement are equivalent to those in the Reinhold Stock Incentive Plan.

The number of stock options outstanding and the exercise price were adjusted for the impact of the 10% stock dividends.

On September 30, 2002, the Company adopted the Amended and Restated Reinhold Stock Incentive Plan. This amendment increases the total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan from 100,000 to 286,523 (including the impact of the stock dividends declared in 2000, 2001, 2002 and 2003). The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan were increased from 10,000 to 60,000. Vesting occurs ratably over the vesting period. All other terms remain unchanged. As of December 31, 2004 and December 31, 2005, options granted under the Amended and Restated Reinhold Stock Incentive Plan totalled 121,000.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing

Model with the following weighted-average assumptions:

	2004	2003	2002
Risk free interest rate	6.0%	6.0%	6.0%
Dividend yield	-	-	-
Volitility factor	70%	70%	70%
Weighted average life (years)	4.1	4.1	4.1

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 2003 was $4.90. No options were granted to employees during 2005 or 2004. See note 2 for the Company's accounting policy for its Employee Stock-Based Plans, as well as the effect on net income and earnings per share had the Employee Stock-Based Plans been recorded based on the fair value method under SFAS 123.

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the status of the option plans as of and for the changes during the years ended December 31, 2005 and 2004 is presented below:

	Number of shares	Low	High	Weighted average exercise price
Outstanding December 31, 2003	355,389	$5.63	$11.36	$6.28
Granted in 2004	-	-	-	-
Forfeited during 2004	-	-	-	-
Exercised during 2004	311,385	5.63	11.36	6.17
Outstanding December 31, 2004	44,004	$7.32	$11.36	$7.99
Granted in 2005	-	-	-	-
Forfeited during 2005	9,167	7.32	7.32	7.32
Exercised during 2005	34,837	7.32	11.36	8.17
Outstanding December 31, 2005	-	$ -	$ -	$ -

DIRECTORS' DEFERRED STOCK PLAN On September 30, 2002, the Company established the Reinhold Industries, Inc. Director's Deferred Stock Plan. The Plan allows the non-employee Directors of the Company to elect to receive stock in lieu of cash payment for their services on the Board of Directors. If the Director elects to receive Company stock, he has the option of receiving the shares immediately or deferring receipt of those shares to a future date. The value of the services performed are charged to the statement of operations in the year incurred. As of December 31, 2005, 10,448 shares have been reserved for future issuance under this Plan.

On October 28, 2004, the Plan was amended to compensate the Director's on a quarterly basis in advance rather than in arrears. The Plan also allows those Director's who defer receipt of their shares to accrue dividends declared. Dividends accrued at December 31, 2005 on unissued shares under the amended plan total approximately $182,000.

7 Pension Plans

Annual contributions made to the Reinhold Industries, Inc Retirement Plan are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist principally of publicly traded equity and debt securities.

On December 31, 2004, the Reinhold Industries, Inc. Retirement Plan was frozen. No additional years of service or future salary increases will accrue to active employees in determining plan benefits. There will be no change in benefit levels to terminated vested and retired employees.

On December 17, 2004, in conjunction with the sale of Samuel Bingham Enterprises, Inc., the assets and obligations of two defined benefit pension plans were transferred to the buyer.

Net pension cost included the following (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Service cost	$ -	307	232
Interest cost on benefits earned in prior years	833	1,058	969
Expected return on assets	(881)	(942)	(869)
Amortization of net obligation at transition	-	-	1
Amortization of net loss	427	570	464
Curtailment loss	-	17	-
Net pension cost	$ 379	1,010	797

The following table sets forth a reconciliation of the pension plans' benefit obligation at December 31, 2005 and 2004 (in thousands):

	2005	2004
Projected benefit obligation at beginning of year	$ 14,816	17,254
Service cost	-	307
Interest cost	833	1,058
Actuarial loss	757	1,353
Benefits paid	(1,036)	(1,235)
Curtailments	-	(1,200)
Divestiture	-	(2,721)
Projected benefit obligation at end of year	$ 15,370	14,816

The following table discloses the target allocation and actual percentage of the fair value of total plan assets represented by each asset category at December 31, 2005 and 2004:

	TARGET ALLOCATION	2005	2004
Equity securities	60 - 70%	63%	61%
Debt securities	30 - 40%	34%	37%
Real estate	0%	0%	0%
Other	0%	3%	2%
Totals		100%	100%

The projected benefit obligation at December 31, 2005 remained vitually unchanged from December 31, 2004.

The following table sets forth a reconciliation of the pension plans' assets at December 31, 2005 and 2004 (in thousands):

	2005	2004
Fair value of plan assets at beginning of year	$10,215	11,586
Actual return on assets	1,293	1,222
Employer contributions	1,413	453
Benefits paid	(1,036)	(1,235)
Divestiture	-	(1,811)
Fair value of plan assets at end of year	$11,885	10,215

The following table sets forth a reconciliation of the pension plans' funded status at December 31, 2005 and 2004 (in thousands):

	2005	2004
Projected benefit obligation at end of year	$15,370	14,816
Fair value of plan assets at end of year	11,885	10,215
Funded status	(3,485)	(4,601)
Unrecognized net loss	5,797	5,879
Prepaid pension cost at end of year	$ 2,312	1,278
Additional minimum liability at December 31,	$ (5,797)	(5,879)
Additional pension liability in excess of prior service cost at December 31,	$ (5,797)	(5,879)

Amounts recognized as prepaid benefit costs at December 31, 2005 and 2004 amounted to $2,312 and $1,278, respectively. Amounts recognized as accrued benefit obligation at December 31, 2005 and 2004 amounted to $0 and $0, respectively.

Assumptions used in accounting for the pension plan were:

	December 31, 2005	December 31, 2004
Weighted-average discount rate	5.44%	5.75%
Weighted-average rate of increase in compensation levels	N/A	4.00%
Weighted-average expected long-term rate of return on assets	8.50%	8.50%

The weighted average expected long term rate of return on assets was established as of January 1 of each year presented and was changed on January 1, 2004 to 8.5%. The long-term rate of return was developed using a financial model which computes the historical rate of return on the various asset classes (equities, debt, others) contained in the portfolio and projects the inflation adjusted real rate of return for the future. Assumptions concerning discount rates and rates of increase in compensation levels are determined based on the current economic environment at the end of each respective annual reporting period. The company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, reporting considerations and other factors. Recent decreases in long-term interest rates have the effect of increasing plan liabilities and if expected returns on plan assets are not achieved, future funding obligations could increase substantially. Assuming no changes in current assumptions, the company expects to contribute approximately $1,353,000 for the calendar year 2006.

The following table discloses the amount of benefits expected to be paid in future years (in thousands):

2006	$ 1,135
2007	1,133
2008	1,113
2009	1,088
2010	1,072
2011-2015	5,149
Totals	$10,690

The pension plan's accumulated benefit obligation was $15,370,000 at December 31, 2005 and $14,816,000 at December 31, 2004. The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years. The measurement dates used to determine pension benefits were December 31, 2005 and 2004.

The company maintains a trust which holds the assets of the plan. The investment of assets in defined benefit plans is based on the expected long-term capital market outlook. Asset return assumptions utilizing historical returns and investment manager forecasts are set forth for each major asset category including domestic equities and government and corporate market debt. Investment allocations are determined by the Board of Directors. Long-term allocation guidelines are set and expressed in terms of a target range allocation for each asset class to provide portfolio management flexibility. The asset allocation is diversified to maintain risk at a reasonable level without sacrificing return. Factors including the future growth in the number of plan participants and forecasted benefit obligations, inflation and the rate of salary increases are also considered in developing asset allocations and target return assumptions.

8 Operating Segments

The Company reports segment data pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Reinhold is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the United States and Europe. The Company generates revenues from three operating segments: Aerospace, Seating Products and Commercial. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace produces a variety of products for the U.S. military and space programs. Seating Products produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks.

On November 21, 2005, the Company sold its NP Aerospace subsidiary. On December 17, 2004, the Company sold its Samuel Bingham Enterprises, Inc. subsidiary. Prior to 2005, both NP Aerospace and Bingham had been reported as separate business segments. All prior periods have been adjusted to conform with the current presentation. In addition, the name of the former CompositAir business unit has been changed to Seating Products.

The information in the following table is derived directly from the segments internal financial reporting for corporate management purposes (in thousands).

Years ended December 31,	2005	2004	2003
Net sales			
Aerospace	$ 22,797	24,234	22,255
Seating Products	6,230	4,716	5,250
Commercial	3,532	3,281	3,473
Total sales	$ 32,559	32,231	30,978
Income before income taxes from continuing operations			
Aerospace	$ 6,298	7,798	6,863
Seating Products	(696)	(824)	(288)
Commercial	332	343	71
Unallocated corporate expenses	(1,653)	(1,689)	(1,109)
Total income before income taxes from continuing operations	$ 4,281	5,628	5,537
Depreciation and amortization			
Aerospace	$ 335	340	367
Seating Products	224	229	216
Commercial	106	148	129
Unallocated corporate	336	337	240
Total depreciation and amortization	$ 1,001	1,054	952
Capital expenditures			
Aerospace	$ 300	394	1,113
Seating Products	42	52	214
Commercial	-	31	358
Unallocated corporate	62	165	238
Total capital expenditures	$ 404	642	1,923

YEARS ENDED DECEMBER 31,	2005	2004	2003
Total assets			
Aerospace	$ 11,156	12,266	
Seating Products	3,253	2,564	
Commercial	1,479	1,503	
Assets held for sale	-	13,858	
Unallocated corporate	13,562	9,255	
Total assets	$ 29,450	39,446	
Goodwill			
Aerospace	$ 2,360	2,360	
Seating Products	161	161	
Total goodwill	$ 2,521	2,521	

The table below presents information related to geographic areas in which Reinhold's customers were located (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Net sales			
North America	$ 29,663	29,500	27,263
United Kingdom	2,896	2,731	3,715
Net sales	$ 32,559	32,231	30,978

The table below presents information related to geographic areas in which Reinhold operated (in thousands):

	DECEMBER 31, 2005	DECEMBER 31, 2004
Total assets		
North America	$29,450	25,588
Assets held for sale - United Kingdom	-	13,858
Total assets	$29,450	39,446
Long-lived assets		
North America	$ 9,878	13,235
Assets held for sale - United Kingdom	-	1,913
Long-lived assets	$ 9,878	15,148

9 Commitments and Contingencies

LEASES The Company leases certain facilities and equipment under operating leases expiring through 2014. Certain facility leases are subject to annual escalations of approximately 1% to 3%. Total rental expense on all operating leases approximated $971,000, $838,000 and $704,000 for 2005, 2004 and 2003, respectively.

Minimum future rental commitments under noncancelable operating leases and aggregate future minimum rentals under noncancelable subleases at December 31, 2005 are as follows (in thousands):

	Operating lease commitments	Sublease income
2006	$ 791	31
2007	766	-
2008	762	-
2009	744	-
2010	753	-
Thereafter	4,677	-
	$ 8,493	31

Legal Proceedings On August 11, 2000, the Environmental Protection Agency ("EPA") notified the Company that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is not currently a party to any litigation concerning the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated condensed financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

Insurance Due to a significant increase in workers compensation insurance premiums, on November 1, 2003, the Company changed its insurance for workers compensation costs from fully insured to a partially self-insured basis. The Company is now responsible for payment of all workers compensation costs to a maximum of $250,000 per individual claim and $1,250,000 in the aggregate. Claims paid by the insurance company as well as the estimated future costs to be incurred are recorded as expenses on a monthly basis. In addition, the Company was required to provide our insurance company with a irrevocable Letter of Credit in the amount of $600,000. As of December 31, 2005, $600,000 of the Letter of Credit was unused.

The policy period extended through October 2004. At that time, claims experience was reviewed and a determination was made to not continue on a partially self-insured basis. As of December 31, 2005 and 2004, based on information provided to us by the insurance company, approximately $180,000 and $118,000, respectively, was accrued for future losses associated with the expired policy period.

Purchase Commitments Obligations under non-cancellable purchase orders at December 31, 2005 totaled approximately $2.0 million.

10 Business and Credit Concentrations

The Company's principal customers are prime contractors to the U.S. Government and aircraft seat manufacturers.

Sales to each customer that exceed 10% of total net sales for the periods presented were as follows (in thousands):

YEARS ENDED DECEMBER 31,	2005	2004	2003
Alliant Techsystems (Aerospace)	$ 20,201	18,256	19,324
B/E Aerospace (Seating Products)	4,891	3,843	4,434

Alliant Techsystems accounted for approximately 37% of the Company's accounts receivable balance at December 31, 2005 and 14% at December 31, 2004 before any adjustments for the allowance for doubtful accounts. Sales of components related to the Minuteman III Propulsion Replacement Program for 2005, 2004 and 2003 totaled approximately $14.5 million, $12.7 million and $14.5 million, respectively. Sales related to this program are expected to continue through 2007 and drop significantly in 2008.

B/E Aerospace accounted for approximately 28% of the Company's accounts receivable balance at December 31, 2005 and 10% at December 31, 2004 before any adjustments for the allowance for doubtful accounts. Although sales to Weber Aircraft did not exceed 10% of total net sales for the year ended December 31, 2005, they accounted for approximately 12% of the Company's accounts receivable balance at December 31, 2005. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

11 Related Party Transactions

On June 3, 1999, Reinhold entered into a two year agreement with Hammond, Kennedy, Whitney and Company ("HKW"), a private equity firm, to provide Reinhold and its subsidiaries with advice regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. The agreement is automatically renewed thereafter for successive one year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr., Andrew McNally, IV and Glenn Scolnik, all members of the Board of Directors of Reinhold, are partners of HKW.

12 Quarterly Summary of Information *(Unaudited)*

Summarized unaudited financial data is as follows (in thousands, except per share data):

THREE MONTHS ENDED		MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2005					
Net sales	$	7,181	7,496	8,297	9,585
Gross profit	$	2,811	2,904	3,203	3,331
Income from continuing operations before income taxes	$	832	892	960	1,597
Net income (loss) from continuing operations	$	(54)	(52)	(451)	3,634
Net income (loss)	$	1,695	1,738	723	29,177
Net earnings (loss) per share:					
Basic - continuing operations	$	(0.02)	(0.02)	(0.14)	1.11
Diluted - continuing operations	$	(0.02)	(0.02)	(0.14)	1.11
Basic	$	0.52	0.53	0.22	8.93
Diluted	$	0.52	0.53	0.22	8.93

THREE MONTHS ENDED		MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2004					
Net sales	$	7,216	7,319	7,744	9,952
Gross profit	$	2,609	2,834	3,037	4,477
Income from continuing operations					
before income taxes	$	1,133	781	1,351	2,363
Net income from continuing operations	$	658	478	828	397
Net income (loss)	$	1,179	1,686	(2,171)	416
Net earnings (loss) per share:					
Basic - continuing operations	$	0.22	0.16	0.27	0.13
Diluted - continuing operations	$	0.21	0.15	0.26	0.13
Basic	$	0.40	0.57	(0.71)	0.14
Diluted	$	0.37	0.53	(0.71)	0.13

13 Subsequent Events

On February 28, 2006, the Company announced that it had engaged TM Capital Corp. to explore strategic alternatives for the enhancement of shareholder value, including a possible sale of the Company. The Company cannot give assurance that it will consummate a sale or other strategic alternative. In conjunction with the sale of NP Aerospace on November 21, 2005 (the "completion date"), the Company agreed that in the event of a sale of all or substantially all of the assets of the Company within 18 months of the completion date, the acquirer would be responsible for all obligations of the Company defined in the Share Sale Agreement (the "agreement") dated September 26, 2005. If the acquirer did not agree to these conditions, the Company would be required to establish an escrow account to cover any claims made under the agreement. The escrow account amounts decrease over time from the completion date as follows: 5,000,000 Pounds Sterling ($8.75 million) from completion date through May 31, 2006; 3,000,000 Pounds Sterling ($5.25 million) from June 1, 2006 through November 30, 2006; and 2,000,000 Pounds Sterling ($3.50 million) from December 1, 2006 through May 31, 2007.

On March 13, 2006, the Company utilized a portion its credit line with LaSalle Bank by borrowing $3.0 million against the term facility. The proceeds from the borrowing and cash on hand were used to pay the balance of 2005 estimated federal and state taxes totaling approximately $5.8 million.

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheets of Reinhold Industries, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reinhold Industries, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Irvine, California
March 16, 2006

Board Of Directors

Ralph R. Whitney, Jr.
Chairman of The Board
Chairman
Hammond, Kennedy,
Whitney & Company

Michael T. Furry
President and CEO
Reinhold Industries, Inc.

Andrew McNally, IV
Managing Director
Hammond, Kennedy,
Whitney & Company

Glenn Scolnik
President and CEO
Hammond, Kennedy,
Whitney & Company

Thomas A. Brand
Retired
Fiberite Corporation

Richard A. Place
Retired
Ford Motor Company

Richard C. Morrison
Retired
Babson Capital
Management, Inc.

C. Miles Schmidt, Jr.
Retired
Halcore Group, Inc.

Matthew C. Hook
Managing Director
Centerfield Capital
Partners L.P.

Corporate Officers

Michael T. Furry
President and CEO

David R. Ewing
Chief Operating Officer

Brett R. Meinsen
Vice President - Finance
and
Administration,
Treasurer
and Secretary

Corporate Offices

12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

Investor Relations

Contact Wanda Morrison
Reinhold Industries, Inc.

Registrar

Continental Stock Transfer &
Trust Company
17 Battery Place
New York, New York 10004

Annual Meeting

The Annual Stockholders' Meeting will be held at the offices of
Reinhold Industries, Inc.
12827 East Imperial Hwy
Santa Fe Springs, CA
On May 4, 2006
at 8:30 a.m.

Form 10-K

Stockholders may obtain a copy of Reinhold's 10-K without charge by writing to Investor Relations Department

Transfer Agent

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

Independent Registered Public Accounting Firm

Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

Attorneys

Sommer Barnard Attorneys, PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204

Horgan, Rosen, Beckham &
Coren, LLP
23975 Park Sorrento
Suite 200
Calabasas, CA 91302

Stock Listing

Reinhold common stock is listed on the Nasdaq Capital Market
Symbol - RNHDA

Stockholder Information	2005		2004		Dividends per Share	
Market Price	High	Low	High	Low	2005	2004
First Quarter ended March 31,	30.46	23.69	23.26	18.70	$0.50	$0.00
Second Quarter ended June 30,	29.50	26.94	20.50	18.60	0.50	0.00
Third Quarter ended September 30,	28.25	19.36	23.20	15.46	0.50	0.50
Fourth Quarter ended December 31,	24.38	15.70	28.71	22.36	6.50	12.25

The Class A Common Stock of the Company is listed on the Nasdaq Capital Market under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the years ended December 31, 2005 and 2004, adjusted for the effect of the $6.00 per share special dividend declared in November 2005 and paid in January 2006 and the special dividend of $11.75 per share declared and paid in December 2004. As of March 3, 2006, the approximate number of holders of Class A common stock (holders of record) were 1,224.

Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
(562) 944-3281